November 14, 2024

Seto Wai Yue
Chief Executive Officer
Dreamland Limited
c/o No. 5, 17th Floor
PeakCastle, No. 476 Castle Peak Road
Cheung Sha Wan
Kowloon, Hong Kong

       Re: Dreamland Limited
           Draft Registration Statement on Form F-1
           Submitted October 18, 2024
           CIK No. 0002041338
Dear Seto Wai Yue:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure at the top of page 134 that the underwriter may engage in over-allotment sales. Please revise to disclose the arrangement you have with the underwriter to purchase additional shares in connection with the offering and state the amount of additional shares that the underwriter may purchase under the arrangement.
       Refer to Item 501(b)(2) of Regulation S-K for guidance.
2. Please revise to provide a definition of "China or the PRC" that includes Hong Kong and Macau. In this regard, we note you refer to "PRC or HK-based issuers," at the top of page 34. The definition may clarify that the only time that "China or the PRC" does
 November 14, 2024
Page 2

       not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations.
3.     Please disclose the location of your auditor   s headquarters and
whether and how the
       Holding Foreign Companies Accountable Act, as amended by the
Consolidated
       Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
4. We note your disclosure that you will be a controlled company. Please expand to disclose Ms. Seto's aggregate voting power upon completion of the offering. Please make corresponding changes to the risk factor on page 46.
5. Refer to the tabular disclosure of the offering price of the securities being registered. Given that you use the low-end of the price range set forth on the cover page as the basis for your estimates of the total offering price here and throughout your prospectus, please tell us how you determined the price range you selected is a bona fide estimate of the range of the maximum offering price. Refer to Instruction
       1 to Item 501(b)(3) of Regulation S-K.
About This Prospectus, page 1

6. Your statements in the final paragraph of this section regarding the accuracy and completeness of the facts, statistics, and other industry and market data, and that investors are cautioned not to place undue weight or reliance on such information, appear to imply a disclaimer of responsibility with respect to such information. Please either revise these statements as appropriate or specifically state that you are liable for the data presented in your prospectus.
Prospectus Summary
Corporate Structure, page 6

7.     Please provide a diagram of the company   s corporate structure,
identifying the person
       or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the
       company   s operations are conducted.
Holding Foreign Companies Accountable Act, page 9

8. Please update your disclosure in this section to reflect that, in December 2022,
       Congress amended the HFCAA.
Recent Regulatory Developments in the PRC, page 9

9. We note your disclosure in the second paragraph on page 11 that you have been advised by your PRC legal counsel that you do not need permission or approval from the Chinese government to operate your business or offer your ordinary shares to investors. Please file counsel's consent to the use of its name in this section of your prospectus.
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Page 3

Risk Factors
Our business may be subject to seasonal effects, which may adversely affect our liquidity and results of operations in certain seasons..., page 31

10. Please expand your disclosure to identify when during the year the festive seasons you refer to occur.
Through long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight..., page 33

11. Please revise to explicitly state that, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Business
Experience events, page 76

12. We note that in order to secure certain event management contracts from an event organizer, you provided such event organizer with 20% to 30% of the capital required to secure IP licenses from three IP owners for experience events in six to eight territories for a term of two to three years. Please tell us and revise to disclose how you accounted for these payments and quantify the amounts.
Management
Summary Compensation Table, page 104

13. Please expand your summary compensation table to include a column representing the total aggregate amount of compensation paid to your directors and key employees during the time periods represented.
Employment Agreements, page 105

14. For each employment agreement described, please revise to disclose the amount of consideration to be paid by you to the respective party. Refer to Item 10.C. of Form
       20-F.
Selling Shareholders, page 109

15.    Please disclose the address of Fuji Holdings.
Related Party Transactions, page 110

16.    Please expand to address the following:
           Regarding the amount due from Ms. Seto, describe the nature of the transaction.
           Additionally, disclose the largest amount outstanding during the period covered and, if the note has not been repaid, the amount outstanding as of the latest practicable date;
           Regarding the proceeds from and payments to a shareholder, identify the shareholder(s) and describe the nature of the transaction(s). Additionally, disclose
 November 14, 2024
Page 4

           the largest amount outstanding during the period covered and the amount outstanding as of the latest practicable date for each transaction;
             Regarding the revenues received from the three entities under common control, describe the nature and extent of the transactions; and
             Regarding the loan from Ms. Seto, disclose the largest amount outstanding during the period covered and the amount outstanding as of the latest practicable date.
Enforceability of Civil Liabilities, page 129

17. Please file the consent of each counsel referenced to the use of its name in this section of your prospectus.
Index to Combined Financial Statements
Note 1. Business Overview and Basis of Presentation, page F-7

18. We note that the financial statements of the Company and its subsidiaries are presented on a combined basis for all periods to which such entities were under common control. As the financial statement include the Company or the Parent, please tell us your consideration of presenting consolidated financial statements.
Note 13. Dividend, page F-22

19. We note you declared and paid a dividend of HK$5,500,000 to shareholders. You further state that the respective dividend was offset the amount due from a shareholder during the year ended March 31, 2024. Please further clarify what this means and tell us how you accounted for the dividend.
Part II - Information Not Required in Prospectus
Item 7. Recent Sales of Unregistered Securities, page II-1

20.    Please revise to address the following:
           Disclose the aggregate offering price for each sale. If the securities were sold for other than cash, state the nature of the transaction and the nature and aggregate amount of consideration received by you; and For each sale, indicate the section of the Securities Act or the rule of the
           Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. In this regard, we note that you state each sale was exempt from registration under the Securities
           Act pursuant to Section 4(a)(2) or in reliance on Regulation S (emphasis added).
Exhibit Index
Exhibit No. 10.2 - Form of Employment Agreement between the Registrant and executive officers of the Registrant, page II-3

21. Please expand to file separately each employment agreement between you and your officers. In this regard, we note your disclosure on page 105 under Employment
       Agreements.
 November 14, 2024
Page 5

        Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or David Gessert at 202-551-2326
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Louise Liu, Esq.